Exhibit 99.1

MOKO SOCIAL MEDIA LIMITED ABN 35 111 082 485 ASX: MKB OTC: MOKOY Alexandria VA New York NY Perth Australia MOKOsocialmedia.com contact@MOKO.mobi
ASX/SEC Release:

SYDNEY, June 30 2016

APPOINTMENT OF NON EXECUTIVE DIRECTOR

• MOKO APPOINTS MR EDWARD BRALOWER TO THE BOARD

MOKO Social Media Limited (ASX: MKB, OTC: MOKOY) (the “Company” and “MOKO”) is pleased to announce the appointment of Mr Edward Bralower to the Company’s Board as a Non-Executive Director with effect from June 30 2016.

Edward Bralower spent nearly twenty-five years at Jefferies & Co. in New York City, where he held various senior level equity sales and trading roles. Additionally, Mr. Bralower was the co-head of Jefferies' Stamford, CT office, and sat on numerous committees. He was the Global Head of hedge fund relationship management.

Following his career at Jefferies, Mr. Bralower spent two years at Pali Capital and was a founding partner of Riverbank Advisors, LLC. Most recently he was a managing director at Sword, Rowe & Company.

Mr Bralower is currently associated with Wonderama Holdings, LLC., the producer of a family television show that encompasses all media distribution platforms to reach its target audience. He is presently a member of the advisory group at Formation Group, a leading Silicon Valley Venture Capital firm.

Mr. Bralower earned his B.A. from Franklin and Marshall College.

“We are delighted that Eddie has agreed to join the Board of MOKO,” said Greg McCann, MOKO’s Chairman. “His extensive corporate advisory experience, including advising companies like MOKO who are focused on engaging with targeted audiences in a meaningful way, and deep contacts across U.S. capital markets will be a valuable asset to the Company.”

Subject to shareholder approval at the next general meeting, the Company has agreed to issue Mr Bralower 25,000,000 options over ordinary shares with an exercise price of $0.0125 and an expiry date of 30 June 2019.

Corporate Communications Contact:

Emma Waldon, Company Secretary,
emma.waldon@mokosocialmedia.com
Mobile: +61 417 800 529

About MOKO SOCIAL MEDIA Limited

MOKO Social Media is at the forefront of the next generation in social media, providing innovative products and content to enable communities to engage and interact. MOKO provides tailored content for students. Within this space, MOKO has agreements with the largest college and high school sports data providers in the U.S., granting exclusive access to deliver its award-winning app REC*IT, its campus fitness dedicated app REC*IT FITNESS, and high school sports management app BigTeams powered by REC*IT, to over 1,200 U.S. colleges, representing approximately 50% of the U.S. college population, and more than 4,100 U.S. high schools respectively.

MOKO aims to capture its target audiences by becoming their destination of choice for information and interaction. It does this by creating highly relevant and exclusive content, and by providing the platforms that enable the communities to consume and share the content seamlessly across devices. This integrated approach gives MOKO unique and exclusive exposure to markets that are highly desired by advertisers and that can be leveraged for growth and revenue through advertising, sponsorship, social network distribution and other monetization of the platforms.

Note
This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities, or a recommendation as to whether investors should buy or sell.

Special Note on Forward-Looking Statements
This press release contains information that may constitute forward-looking statements and uses forward-looking terminology such as “anticipate” “propose” “expect” and “will,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date hereof, any or all of those assumptions could prove to be inaccurate. Risk factors that could contribute to such differences include our ability to prepare required documents in connection with the proposed offering, the timing of regulatory review, performance of our shares on the Nasdaq Global Market, and the performance of the United States and global capital markets and companies in our sector, as well as factors relating to the performance of our business, including intense competition we face; failure to innovate and provide products and services that are useful to users; our ongoing need for capital for investment in new and existing business strategies and new products, services and technologies, including through acquisitions; our dependence on advertising revenues; the potential for declines in our revenue growth rate and downward pressure on our operating margin in the future; increased regulatory scrutiny that may negatively impact our business; legal proceedings that may result in adverse outcomes; failure to maintain and enhance our brand; uncertainty as to our ability to protect and enforce our intellectual property rights; and uncertainty as to our ability to attract and retain qualified executives and personnel. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future intentions as of any date subsequent to the date of this press release. Our plans may differ materially from information contained in the forward-looking statements as a result of these risk factors or others, as well as changes in plans from our board of directors and management.